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                           August 16, 2022

       Charles Bracher
       Chief Financial Officer
       Grocery Outlet Holding Corp.
       5650 Hollis Street
       Emeryville, California 94608

                                                        Re: Grocery Outlet
Holding Corp.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2022
                                                            Filed March 2, 2022
                                                            Form 10-K for the
Interim Period Ended July 2, 2022
                                                            Filed August 10,
2022
                                                            File No. 001-38950

       Dear Mr. Bracher:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 1, 2022

       Operating Metrics and Non-GAAP Financial Measures
       GAAP to Non-GAAP Reconciliations, page 49

   1. Please explain to us why you continue to make adjustments for "non-cash rent" and
                                                        "provision for accounts
receivable reserves" in calculating your non-GAAP financial
                                                        measures "Adjusted Net
Income" and "Adjusted EBITDA." Our understanding from our
                                                        review of your fiscal
2019 Form 10-K is that you would consider removing them effective with the Form 10-K for
fiscal 2020.
 Charles Bracher
FirstName LastNameCharles
Grocery Outlet Holding Corp.Bracher
Comapany
August 16, NameGrocery
           2022         Outlet Holding Corp.
August
Page 2 16, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of fiscal 2021 (52 weeks) to fiscal 2020 (53 weeks) , page 52

2. When two or more factors are cited as variance factors in your annual and interim period filings, please quantify each so investors may understand the magnitude and relative impact of each. In particular, you cite inflationary cost increases and supply chain constraints as factors affecting cost of sales as a percentage of net sales without quantifying either in your annual period and second quarter fiscal 2022 analyses. Refer to
         section 501.04 of the staff   s Codification of Financial Reporting
Policies. Also, refer
         to Item 303(b)(2)(iii) of Regulation S-K in quantifying the impact of the factors cited for changes in comparable store sales due to each of the average transaction size, number of transactions and customer traffic.
Form 10-Q for the Interim Period Ended July 2, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the 13 and 26 weeks ended July 2, 2022 and July 3, 2021
Cost of Sales, page 26

3. Please explain to us and expand your disclosure to discuss what the cited factors of
         "favorable purchasing environment" and "strong inventory management" represent, and how they more than offset ongoing inflationary pressures. In connection with this, tell us and disclose as appropriate what is meant by your disclosure in "Impact of Inflation" on page 32 of "flexibility of our unique buying model," "ability to price our products frequently" and "selective price increases" to partially offset the impact of inflation on your business and reconcile this partial impact with the fulsome inflationary offset disclosure noted in the first sentence of the comment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services